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Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Nine Months Ended September 30, 2003
Earnings:
Income before taxes	$151,473
Minority interests in consolidated subsidiaries	1,302
Loss from equity investees	1,839

Income before provision for income taxes, minority interests and loss from equity investees	154,614
Add: Total fixed charges (per below)	23,874
Distributed income of equity investees	19,145

Total earnings	$197,633

Fixed charges:
Interest expensed	$17,562
Estimate of interest within rental expense (1)	6,312

Total fixed charges	$23,874

Ratio of earnings to fixed charges	8.28

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

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Exhibit 12.1 SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)